Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

February 15, 2018

GeoPark Limited

Florida 851, Piso 1

Buenos Aires, Argentina

Ladies and Gentlemen:

Pursuant to your request, we have conducted a reserves evaluation of the net proved oil, condensate, and gas reserves, as of December 31, 2017, of certain selected properties that GeoPark Limited (GeoPark) has represented that it owns. This evaluation was completed on February 15, 2018. The properties evaluated consist of working interests located in Chile, Colombia, Brazil, and Peru. GeoPark has represented that these properties account for 100 percent on a net equivalent barrel basis of GeoPark’s net proved reserves as of December 31, 2017. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by GeoPark.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2017. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by GeoPark after deducting all interests owned by others and royalties paid in kind. GeoPark has advised that its interests include interests of minority shareholders not owned by GeoPark.

Estimates of oil, condensate, and gas reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

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Data used in this evaluation were obtained from reviews with GeoPark personnel, from GeoPark files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by GeoPark with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by GeoPark, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. In such cases, an analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

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For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships.

Reserves were estimated to the limits of economic production based on existing economic conditions, which is estimated to occur before the end of the concessions.

Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and processing. Gas quantities estimated herein are sales gas volumes expressed at a temperature base of zero degrees Celsius (°C) and a pressure base of 1 kilogram per square centimeter for the fields in Chile and a temperature base of 20 °C and a pressure base of 1 atmosphere for the field in Brazil.

The oil and condensate reserves estimated in this report are expressed in terms of 42 United States gallons per barrel. Oil and condensate reserves estimated herein are those to be recovered by conventional field operations. For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

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Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

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(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

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(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs, expressed in United States dollars (U.S.$):

Oil and Condensate Prices

GeoPark has represented that the oil and condensate prices for the properties in Brazil, Chile, Colombia, and Peru were based on a 12-month average price for Brent, calculated as the unweighted average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. GeoPark has represented that the 12-month average Brent reference price was U.S.$54.47 per barrel. GeoPark supplied differentials to the reference prices, and these prices were held constant for the lives of the properties.

For the fields located in Chile, the volume-weighted average adjusted product price attributable to estimated proved reserves was U.S.$46.53 per barrel for oil and condensate. For the fields located in Colombia, the volume-weighted average adjusted product price attributable to estimated proved reserves was U.S.$37.17 per barrel for oil. For the Manati field in Brazil, the average adjusted product price attributable to estimated proved reserves was U.S.$54.21 per barrel for condensate. For the Situche field in Peru, the average adjusted product price attributable to estimated proved reserves was U.S.$55.97 per barrel for oil.

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Gas Prices

GeoPark has represented that the gas prices are defined by contractual agreements and their expected extensions, which are based on specific market conditions. The volume-weighted average adjusted product price attributable to estimated proved reserves for the fields located in Chile was U.S.$4.59 per thousand cubic feet (Mcf). The average adjusted product price attributable to estimated proved reserves for the Manati field in Brazil was U.S.$6.44 per Mcf. These prices were held constant for the lives of the properties. There are no gas sales for the fields in Colombia or Peru.

Operating Expenses, Capital Costs, and Abandonment Costs

Operating expenses and capital costs, based on information provided by GeoPark, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation. Abandonment costs were provided by GeoPark.

Estimates of operating expenses, capital costs, and abandonment costs were considered, as appropriate, in determining the economic viability of the developed non-producing and undeveloped reserves estimated herein.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2017, estimated proved reserves.

Our estimates of GeoPark’s net proved reserves attributable to the reviewed properties were based on the definition of proved reserves of the SEC and are summarized as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and millions of barrels of oil equivalent (MMboe):

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	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2017
	Oil and Condensate (Mbbl)	Sales Gas (MMcf)	Oil Equivalent (MMboe)

Chile
Proved Developed	720	8,688	2,168
Proved Undeveloped	3,423	11,329	5,311

Total Chile	4,143	20,017	7,479

Colombia
Proved Developed	21,101	0	21,101
Proved Undeveloped	44,398	0	44,398

Total Colombia	65,499	0	65,499

Brazil
Proved Developed	76	23,821	4,046
Proved Undeveloped	0	0	0

Total Brazil	76	23,821	4,046

Peru
Proved Developed	9,502	0	9,502
Proved Undeveloped	9,215	0	9,215

Total Peru	18,717	0	18,717

Total Proved Developed	31,399	32,509	36,817
Total Proved Undeveloped	57,036	11,329	58,924

Total Proved	88,435	43,838	95,741

Notes:

1. Gas is converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

2. The estimates above include the interests of minority shareholders not owned by GeoPark (LG International owns 20-percent equity interest in the GeoPark affiliate that owns interests in the evaluated Colombia properties).

3. GeoPark has represented that LG International’s equity share in Colombia may be reduced from 20-percent down to 8-percent upon the recovery of certain multiples of the investment by LG International. This reduction in equity share has not been taken into consideration in this evaluation.

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In our opinion, the information relating to estimated proved reserves of oil, condensate, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4 and 932-235-50-6 through 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in GeoPark. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of GeoPark. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

/s/ DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

Thomas C. Pence, P.E.
[SEAL]	Thomas C. Pence, P.E.
Senior Vice President
DeGolyer and MacNaughton

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CERTIFICATE of QUALIFICATION

I, Thomas C. Pence, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.	That I am a Senior Vice President of DeGolyer and MacNaughton, which company did prepare the letter report addressed to GeoPark dated
February 15, 2018, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2.	That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in 1982; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and that I have in excess of 35 years of experience in oil and gas reservoir studies and reserves evaluations.

Thomas C. Pence, P.E.
[SEAL]	Thomas C. Pence, P.E.
Senior Vice President
DeGolyer and MacNaughton